BRF S.A.

PUBLIC COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), as provided under Instruction CVM #358, as of January 03, 2002, announces to its shareholders and the market in general, that in the meeting initiated on 04.05.2018 and concluded at the present date, the Company’s Board of Directors approved to submit to its Ordinary and Extraordinary General Shareholders’ Meeting called for April 26, 2018 (“General Meeting”) a proposal for an alternative slate to the one presented by the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and Fundação Petrobrás de Seguridade Social – Petros on February 24, 2018.

The alternative slate approved by BRF’s Board of Directors is comprised by the following members: (i) Luiz Fernando Furlan (Chairman); (ii) Walter Malieni Jr. (Vice-Chairman); (iii) Augusto Marques da Cruz Filho; (iv) Flavia Buarque de Almeida; (v) Roberto Rodrigues; (vi) José Aurélio Drummond Jr.; (vii) José Luiz Osório; (viii) Roberto Antônio Mendes; (ix) Dan Ioschpe; e (x) Vasco Augusto Pinto da Fonseca Dias Júnior.

Given the indication of a new slate and pursuant to Article 21-A, § 6 of Instruction CVM #481/2009, the Company informs to its shareholders and the market in general that, on this date, it resubmitted the Distance Voting Form relating to the Company’s General Meeting (“Voting Form”).

BRF also clarifies that: (i) the votes presented by the shareholders relating to the resolutions regarding the members of the Board of Directors nomination contained in the Voting Forms already submitted to the Company shall remain valid, except if the shareholder delivers a new voting instruction, as set forth in Article 21-A, § 4, of Instruction CVM #481/2009; (ii) the due date for the shareholders to submit a new Voting Form remains the same as the one previously announced, i.e. until April 19, 2018 (inclusive); and (iii) in order to avoid that its voting instruction be considered conflicting, it is advisable that the shareholder submits its eventual new instruction to the same service provider previously utilized.

The Company further informs that, given the approval of the alternative slate by its Board of Directors, it will resubmit the Shareholders’ Manual and the other documents related to the General Meeting with the inclusion of the information of the candidates that will comprise the referred slate, as provided in Article 10 of Instruction CVM #481/2009.

São Paulo, April 06, 2018.

Lorival Nogueira Luz Jr.

Chief Financial and Investor Relations Officer